UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Kadant, Inc.
(Name of Issuer)
(Title of Class of Securities)
48282T104
(CUSIP Number)
May 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 48282T104

1	NAME OF REPORTING PERSON Brown Advisory Incorporated ("BA, Inc.") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2112409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA, Inc. is a Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 526,973
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 529,696
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%
12	TYPE OF REPORTING PERSON HC (Holding Company)

CUSIP No.: 48282T104

1	NAME OF REPORTING PERSON Brown Advisory, LLC ("BA, LLC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0680642
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA,LLC is a Maryland Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 518,354
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 520,856
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,856
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73%
12	TYPE OF REPORTING PERSON IA (Investment Advisor)

CUSIP No.: 48282T104

1	NAME OF REPORTING PERSON Brown Investment Advisory & Trust Company ("BIATC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1811121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BIATC is a Maryland Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,634
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,855
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,855
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12	TYPE OF REPORTING PERSON BK (Bank)

CUSIP No.: 48282T104

1	NAME OF REPORTING PERSON Highmount Capital LLC ("Highmount") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 75-3001949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Highmount is a Massachusetts Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,985
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,985
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,985
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 48282T104
ITEM 1(a).	NAME OF ISSUER: Kadant, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: ONE TECHNOLOGY PARK DRIVE WESTFORD MA 01886
ITEM 2(a).	NAME OF PERSON FILING: Brown Advisory Incorporated ("BA, Inc.") Brown Advisory, LLC ("BA, LLC") Brown Investment Advisory & Trust Company ("BIATC") Highmount Capital LLC ("Highmount")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 901 South Bond Street, Ste. 400 Baltimore, MD 21231
ITEM 2(c).	CITIZENSHIP: BA, Inc. is a Maryland Corporation BA,LLC is a Maryland Limited Liability Company BIATC is a Maryland Company Highmount is a Massachusetts Limited Liability Company
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
ITEM 2(e).	CUSIP NUMBER: 48282T104
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [X]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
BA, Inc. is a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
BA, LLC is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
BIATC is a bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
Highmount is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
529,696
(b) Percent of class:
4.82%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Brown Advisory Incorporated ("BA, Inc.") - 526,973 Brown Advisory, LLC ("BA, LLC") - 518,354 Brown Investment Advisory & Trust Company ("BIATC") - 5,634 Highmount Capital LLC ("Highmount") - 2,985
(ii) shared power to vote or to direct the vote:
Brown Advisory Incorporated ("BA, Inc.") - 0 Brown Advisory, LLC ("BA, LLC") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Highmount Capital LLC ("Highmount") - 0
(iii) sole power to dispose or direct the disposition of:
0~0~0
(iv) shared power to dispose or to direct the disposition of:
Brown Advisory Incorporated ("BA, Inc.") - 529,696 Brown Advisory, LLC ("BA, LLC") - 520,856 Brown Investment Advisory & Trust Company ("BIATC") - 5,855 Highmount Capital LLC ("Highmount") - 2,985
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Brown Advisory Incorporated (BA, Inc.) is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

Brown Advisory, LLC (BA, LLC) IA (Investment Adviser)
Brown Investment Advisory & Trust Company (BIATC) BK (Bank)
Highmount Capital LLC ("Highmount") IA (Investment Adviser)

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 48282T104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 09 2017	Brown Advisory Incorporated ("BA, Inc.") By: Brett D. Rogers Name: Brett D. Rogers Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 48282T104
Joint Filing Agreement
Party signing this filing agrees that this statement is submitted as a joint filing on behalf of the undersigned:

Brown Advisory Incorporated ("BA, Inc.) - Parent Holding Company
Brown Advisory, LLC ("BA, LLC")
Brown Investment Advisory & Trust Company ("BIATC")
Highmount Capital LLC ("Highmount")